Exhibit 99.1

Medigus Progresses with Registration and Distribution
Arrangements in China

Receives advance payment of an initial deposit of $350,000 in connection with registration and distribution of the MUSE™ system in China

OMER, Israel, July 14, 2015 – Medigus Ltd. (Nasdaq: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technologies, announced today that it is progressing with the system testing towards registration for the receipt of CFDA (China Food and Drug Administration) approval.  In connection with the registration for CFDA approval and the distribution of the Medigus Ultrasonic Surgical Endostapler (MUSE™) systems in China, Golden Grand (Shanghai Golden Grand-Medical Instruments Ltd.), sub-contracted through Sinopharm (China National Pharmaceutical Group Corporation), made an advanced deposit payment of $350,000 to Medigus towards the initial purchase of MUSE™ systems.

Sinopharm currently owns the distribution rights for the MUSE™ system in China and, subject to the receipt of CFDA (China Food and Drug Administration) approval, has committed to a minimum purchase of $17.6 million worth of the MUSE™ system and related equipment over the course of four years, from the date of CFDA approval. Sinopharm has appointed Golden Grand, a Chinese company specializing in the distribution of medical devices, as its exclusive sub-distributor for the MUSE™ systems in China. Under the terms of the agreements with Sinopharm and Golden Grand, Golden Grand would issue the initial advance payment to Medigus once it provided documentation for CFDA clearance submission and sample systems for various regulatory tests. The advance deposit will be returned by Medigus (less any amounts for products ordered) if the regulatory approval is not achieved during the timeframe specified in the agreement.

“With this endeavor we believe that Medigus will be able to achieve significant growth in this vital market, as well as offer an innovative gastroesophageal reflux disease (GERD) treatment to the Chinese population, which was previously unavailable,” said Chris Rowland, Chief Executive Officer of Medigus.

“GERD is on the rise worldwide, however there is a significant unmet treatment need for patients who fall within the gap between drug therapy and invasive surgical procedures. We believe that the procedure performed with the MUSE system is a revolutionary way to provide long-term relief from the burdensome symptoms of persistent GERD.”

About Sinopharm
China National Pharmaceutical Group Corporation, Sinopharm, is the largest pharmaceutical and healthcare group under State-Owned Assets Supervision and Administration Commission of the State Council (SASAC) in China. The group has 22 wholly-owned subsidiaries and holding companies, one H-share listed company, Sinopharm Group Co. Ltd., and three A-share listed companies, Beijing Tiantan Biological Products Corporation Limited (BTBP), China National Medicines Co., Ltd. (CNCM) and Shenzhen Accord Pharmaceutical Co. Ltd.. In 2009, the group’s sale revenue had reached 65 billion Yuan. Among the 129 enterprises under SASAC, Sinopharm is ranked 50th and 38th in terms of sales revenue and total profit respectively.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest camera in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE™ system incorporates Medigus revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:
Chantal Beaudry / Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com